FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of July 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No   X
                                     -----    -----

INDEX                                                                    page No
-----                                                                    -------

Part I - Financial Information

  Item 1.  Financial Statements..............................................2


             Condensed Consolidated Statements of Income

             Three Months Ended March 31, 2001 and 2000 (Unaudited)..........2

             Condensed Consolidated Balance Sheets

             March 31, 2001 (Unaudited) and December 31, 2000................3

             Condensed Consolidated Statements of Cash Flows

             Three Months Ended March 31, 2001 and 2000
            (Unaudited)......................................................4

             Notes to the Condensed Consolidated
             Financial Statements (Unaudited)................................5

  Item 2.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations..............................11

  Item 3.  Qualitative Disclosures About Market Risk........................18


Part II -Other Information

  Item 1.  Legal proceedings................................................19

  Item 2.  Changes in securities............................................19

  Item 3.  Default upon senior securities...................................19

  Item 4.  Submission of Matters to a Vote of Security Holders..............19

  Item 5.  Other Information................................................19

  Item 6.  Other Reports on Form 6-K........................................19


Signature...................................................................21

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2001
--------------------------------------------------------------------------------

Item 1. Financial Statements

Condensed Consolidated Statement of Income

                                                             (in thousands of
                                                          euros, except share
                                                          and per share data)
                                      ----------------------------------------
                                           Three months ended March 31,

                                              2001                2000
                                          (unaudited)
                                      ----------------------------------------

Net sales                                          293,631            231,736
Cost of sales                                      193,727            148,729

Gross profit                                        99,904             83,007

Research and development expenses                   29,663             17,779
Selling and marketing expenses                      45,690             34,435
General and administrative expenses                 27,070             17,176
Goodwill amortization                                7,726              1,644

Operating income                                  (10,245)             11,973

Interest income and (expense)                        8,422              (365)
Other income (expense), net                        (5,157)              8,853

Income before taxes                                (6,980)             20,461

Provision for income taxes                           (179)            (5,935)

--------------------------------------------------------------------------------
Net income                                         (7,159)             14,526
--------------------------------------------------------------------------------

Net income per share
   Basic                                             -0.01               0.04
   Diluted                                           -0.01               0.04

Shares used in net income per
share calculation
   Basic                                       638,712,082        382,147,692
   Diluted                                     695,400,304        398,755,879



Note: In filings with Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization and legal reorganization expense below operating income. See Note 10.

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2001
--------------------------------------------------------------------------------


Condensed Consolidated Balance sheets

                                                         (in thousands of euros)
                                           -------------------------------------
                                            March 31, 2001    December 31, 2000
                                           -------------------------------------
Assets                                       (unaudited)

Current assets

Cash and cash equivalents                           504,906            636,284
Trade accounts receivable, net                      300,110            311,276
Inventory, net                                      222,877            174,101
Other current assets                                 76,236             97,377

Total current assets                              1,104,129          1,219,038

Non-current assets

Property, plant and equipment, net                  275,080            249,916
Goodwill                                            148,515            155,809
Other non-current assets                            315,327            284,246

Total non-current assets                            738,922            689,971

--------------------------------------------------------------------------------
Total assets                                      1,843,051          1,909,009
--------------------------------------------------------------------------------

Liabilities

Accounts payable                                    210,019            261,047
Accrued liabilities and other                       149,190            156,610
Current portion of long-term debt                       455              1,867
Current obligations under capital leases              3,500              3,414

Current liabilities                                 363,164            422,938

Long-term obligations under capital leases           31,100             31,885
Long-term debt, less current portion                  5,826              5,865
Other non-current liabilities                        48,887             46,013

Non-current liabilities                              85,813             83,763

Minority interest                                    20,672             17,313

Shareholders' equity

Ordinary shares                                     126,050            124,263
Paid in capital                                   1,025,342          1,026,063
Retained earnings                                   223,457            235,972
Other comprehensive income                            (310)                376
Less, cost of treasury shares                       (1,137)            (1,679)

Total shareholders' equity                        1,373,402          1,384,995

--------------------------------------------------------------------------------
Total liabilities and shareholders' equity        1,843,051          1,909,009
--------------------------------------------------------------------------------

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2001
--------------------------------------------------------------------------------

Condensed Consolidated Statement of Cash Flows

                                                                                   (in thousands of euros)
                                                                              ----------------------------------
                                                                              ---------------------------------
                                                                                Three months ended March 31,

                                                                                   2001              2000
                                                                              ---------------------------------
                                                                              ---------------------------------
Cash from operating activities                                                 (unaudited)
Net income                                                                           (7,159)            14,526
Adjustments to reconcile net income to net cash from operating activities:
    Depreciation and amortization                                                     28,426            15,562
    Provision for deferred income taxes                                                  794             (608)
    Change in other non-current liabilities                                              851             1,488
    Gain on assets sold                                                                  307          (11,667)
    Other, net                                                                         (473)             (793)
Changes in operating assets and liabilities:

    Trade accounts receivable and related current liabilities                         22,259               799
    Trade accounts payable and related current assetss                              (50,099)             5,394
    Inventories                                                                     (45,504)           (4,948)
    Value-added and income taxes                                                     (4,265)           (7,881)
    Other, net                                                                         5,971             (817)

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                 (48,892)            11,055

Cash from investing activities

    Purchase of activities net of cash acquired                                        (262)                 -
    Other investments                                                               (21,563)            11,636
    Purchase of property, plant and equipment                                       (40,276)          (16,206)
    Purchase of other assets                                                         (3,593)           (1,010)
    Change in non-trade accounts payable and other current assets                      1,065          (17,221)

------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                              (64,629)          (22,801)

Cash from financing activities

    Proceeds from shareholders contribution                                                -           317,712
    Proceeds from exercise of share options                                            1,067                 -
    Payments on long-term borrowings                                                 (1,447)           (1,520)
    Principal payments on obligations under capital leases                             (700)             (794)
    Increase (decrease) in bank overdrafts                                             2,370            29,243
    Dividends paid by subsidiaries to minority shareholders                                -           (1,800)
    Change in treasury shares                                                            188             (153)
    Interests receivable on loans to senior management                               (2,315)                 -
    Change in non trade accounts payables on financing activities                    (4,216)            11,006

------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                  (5,053)           353,693

Effect of exchange rate changes on cash                                             (12,804)           (7,158)
Net increase (decrease) in cash and cash equivalents                               (118,574)           341,946
Cash and cash equivalents, beginning of period                                       636,284            27,106

------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                             504,906           361,894
------------------------------------------------------------------------------------------------------------------

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2001
--------------------------------------------------------------------------------

Notes to the Condensed Consolidated Financial Statements

1/      Basis of presentation and accounting policies

These unaudited interim financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the "Company") and its subsidiaries as of March 31, 2001, and the results of operations and cash flows for the three month periods ended March 31, 2001 and 2000. All material intercompany balances have been eliminated. Because all of the disclosures required by generally accepted accounting principles are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in our annual report for the year ended December 31, 2000. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

The annual consolidated financial statements of the Company are prepared in accordance with International Accounting Standards (IAS). As of January 1, 2001, the Company has adopted the new standard applicable for the first time to financial statements of periods beginning after January 1, 2001, relating to Financial Instruments (IAS 39).

2/      Financial instruments

In January 2001, the Company adopted IAS 39 "Financial Instruments: Recognition and Measurement".

IAS 39 establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. IAS 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale, and to recognize changes in fair value through income for trading assets and liabilities and in equity for available-for-sale assets.

IAS 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings and any derivatives that are not hedges will be adjusted to fair value through income.

Adoption of this new Standard resulted in a cumulative after tax increase of shareholders' equity as of January 1, 2001 of euro 4,090 thousand. The impact on shareholders' equity at January 1, 2001 of the adoption of IAS 39 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.

Summary of impact of adopting IAS 39 at January 1, 2001


                                                        (in thousands of euros)
--------------------------------------------------------------------------------

                                              Retained       Other        Total
                                              earnings   comprehensive
                                                            income
-------------------------------------------------------------------------------
Hedges non qualifying as effective            (5,003)                    (5,003)
Hedges qualifying as effective                              8,807          8,807
Unrealized gains and losses on                                286            286
available-for-sale financial assets
-------------------------------------------------------------------------------
Impact as at January 1, 2001,
net of deferred  income                       (5,003)       9,093          4,090
taxes
-------------------------------------------------------------------------------


In accordance with the transitional requirements of IAS 39, the Company recorded a net loss of euro 5,003 thousand in retained earnings to recognize at fair value all derivatives non qualifying as effective hedging instruments; the Company also recorded a net gain of euro 8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of euro 286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets.

3/      Inventories

Inventories are stated at the lower of cost or market (with cost being determined principally on the weighted average cost basis).

Inventory consists of the following:


                                                    (in thousands of euros)
--------------------------------------------------------------------------

                                                   March 31, 2001  December 31,
                                                     (unaudited)      2000

--------------------------------------------------------------------------
Raw materials and supplies                            120,848      60,540
Work-in-process                                        83,319      79,103
Finished goods                                         31,518      45,586
--------------------------------------------------------------------------
Inventory, gross                                      235,685     185,229
--------------------------------------------------------------------------
Less, inventory allowance                            (12,898)    (11,128)

--------------------------------------------------------------------------
Inventory, net                                        222,787     174,101
--------------------------------------------------------------------------



4/      Common control transactions

As at March 31, 2001, certain shares of Gemplus S.A. held mainly by employees had not yet been contributed to Gemplus International S.A. for administrative and legal reasons. Shares still to be contributed amounted to 11,223,400 shares representing 1.75% of the shareholdings of Gemplus International S.A..

5/      Litigation

In February 1996, Humetrix Inc. brought an action against the Company, among others, in the Federal District Court of San Diego, California, relating to an alleged agreement to jointly market several products in the US health care market. The complaint alleged that the Company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the District Court rendered a decision in favor of Humetrix and ordered the Company to pay US$ 15 million (euro 16.1 million) and another individual defendant to pay US$ 2.5 million (euro 2.7 million). The decision against the individual defendant was later vacated and further proceedings were ordered by the court. In May 2000, the Federal District Court dismissed the claim against the individual defendant without prejudice, and the Company appealed the remaining judgement. The hearing on the appeal was held on March 6, 2001 before the 9th Circuit Court of Appeals. To date no decision on the merits has yet been rendered by the Court. Although the Company considers the action brought by Humetrix to be without merit and the resulting judgment erroneous, the Company cannot give any assurance that the action will be resolved in its favor.

In addition to the litigation mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

6/      Net income per share

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided in the following table:

                                         (in thousands of euros, except shares
                                                  and per share data)
-----------------------------------------

                                             Three months ended March 31,
                                               2001                2000
                                           (unaudited)

--------------------------------------------------------------------------------

Basic and diluted net income (numerator)           (7,159)               14,526
--------------------------------------------------------------------------------

Shares used in basic net income
per-share calculation (denominator):

--------------------------------------------------------------------------------
Weighted average number
of common shares outstanding                   638,712,082          382,147,692
--------------------------------------------------------------------------------
Dilutive effect of stock options                54,151,513           15,104,187
Dilutive effect of warrants                      1,780,561            1,504,000
Dilutive effect of shares to be
issued following acquisitions of                  756,148
Celocom Ltd and Slp InfoWare SA

--------------------------------------------------------------------------------
Shares used in diluted net income
per share (denominator)                       695,400,304          398,755,879
--------------------------------------------------------------------------------
Basic net income per share                          (0.01)                 0.04
Diluted net income per share                        (0.01)                 0.04


7/      Segment reporting

The Company operates in primarily three operating segments, telecommunication, network systems and other operating segment, which have a different customer base and for which separate financial information is available. These segments are evaluated regularly in deciding how to allocate resources and in assessing performance.

The following tables present selected data for the three month periods ended March 31, 2001 and 2000:

                                             (in thousands of euros)
----------------------------------------------------------------------------
                                           Three months ended March 31

                                              2001               2000
                                          (unaudited)

----------------------------------------------------------------------------

Net sales

Telecommunications                                 213,315          170,594
Network systems                                     51,743           35,533
Other operating segments                            28,573           25,609

----------------------------------------------------------------------------
Net sales                                          293,631          231,736
----------------------------------------------------------------------------

Gross profit
Telecommunications                                  84,398           70,808
Network systems                                     13,745           10,636
Other operating segments                             1,761            1,563

----------------------------------------------------------------------------
Gross profit                                        99,904           83,007
----------------------------------------------------------------------------

Research and development expenses                   29,663           17,779
Selling and marketing expenses                      45,690           34,435
General and administrative expenses                 27,070           17,176

----------------------------------------------------------------------------
Operating income                                   (2,519)           13,617
----------------------------------------------------------------------------


The following is a summary of sales by geographic area for the three month periods ended March 31, 2001 and 2000:

                                                     (in thousands of euros)
----------------------------------------------------------------------------
                                               Three months ended March 31,
                                                2001                   2000
                                            (unaudited)

----------------------------------------------------------------------------


Europe, Middle East, Africa                   156,527               143,791
Asia Pacific                                   97,331                53,054
Americas                                       39,773                34,891

----------------------------------------------------------------------------
Net sales                                     293,631               231,736
----------------------------------------------------------------------------



8/      Ordinary shares

In February 2001, the Company issued 4,377,900 shares following the contribution of 87,558 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholder's equity. As mentioned in Note 4, as at March 31, 2001, shares of Gemplus S.A. still to be contributed to Gemplus International S.A. amounted to 11,223,400 shares representing 1.75% of the shareholdings of Gemplus International S.A., which in total was represented by 641,470,247 shares as at March 31, 2001.

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of euro 25,151 thousand. Out of these euro 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of euro 838 thousand was allocated to share capital, as the corresponding shares were issued. Pursuant to the acquisition agreement, the shares issued have been transferred to a financial institution and put in escrow with such institution until release of such shares in accordance with the terms of the agreement.

As part of the purchase price related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of euro 2,177 thousand. Out of these euro 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of euro 73 thousand was allocated to share capital, as the corresponding shares were issued.

9/      Differences between International Accounting Standards and U.S.
Generally Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between IAS and U.S. GAAP are presented below:

                                          (in thousands of euros, except for net
                                                   for the income per share)
--------------------------------------------------------------------------------
                                                    three months ended March 31,
                                                       2001               2000
--------------------------------------------------------------------------------
Net income (loss) in accordance with I.A.S.         (7,159)               14,526
--------------------------------------------------------------------------------
Capitalized development costs                           236                    -

Hedge accounting                                    (4,090)                  768

Share options accounting                             39,320              (1,223)

Start-up costs                                           67                  554

Deferred tax effect of U.S. GAAP adjustments           (10)                (343)
--------------------------------------------------------------------------------
Total differences between U.S. GAAP and I.A.S.       35,523                (244)
--------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP                      28,364               14,282
--------------------------------------------------------------------------------


Net income per share
Basic                                                  0.04                 0.04
Diluted                                                0.04                 0.04

Number of shares

Basic                                           638,712,082          382,147,692
Diluted                                         695,400,304          398,755,878




                                                     (in thousands of euros)
--------------------------------------------------------------------------------

                                                    March 31,      December 31,

                                                       2001            2000
                                                   (unaudited)

--------------------------------------------------------------------------------

Shareholders' equity in accordance with IAS            1,373,402       1,384,995
--------------------------------------------------------------------------------

Capitalized development costs                            (2,055)               -
Hedge accounting                                               -           4,090
Other differences                                          (606)         (2,614)
Non recourse loans                                     (143,712)       (143,712)

--------------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP        1,227,029       1,242,759
--------------------------------------------------------------------------------



10/     Presentation of the consolidated statement of income

For purposes of filing with the U.S. Securities and Exchange Commission, the consolidated statements of income include goodwill amortization above operating income (loss).

The operating income would have been as follows under US GAAP:

                                               (in thousands of euros)
------------------------------------------------------------------------------
                                             Three months ended March 31,
                                               2001              2000
                                           (unaudited)
------------------------------------------------------------------------------
Operating income per IAS                          (2,519)              13,617

Goodwill amortization                             (7,726)             (1,644)
------------------------------------------------------------------------------
Operating income per IAS (US presentation)       (10,245)              11,973
------------------------------------------------------------------------------
Capitalized development costs                         236                   -

Share options accounting                           39,320             (1,223)
Interests accrued on loans
related to share options                            2,315                   -
Start-up costs amortization                            67                 544

------------------------------------------------------------------------------
Operating income per US GAAP                       31,693              11,294
------------------------------------------------------------------------------



11/     Change in accounting principle

On January 1, 2001 new standards became effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments and SFAS No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138.

For purposes of its reconciliation to US GAAP, the Company has adopted SFAS 133 which requires the Company to recognize all derivative financial instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings and any derivatives that are not hedges must be adjusted to fair value through income.

Adoption of this new accounting standard does not have a material effect on the shareholders' equity under US GAAP as at January 1, 2001. As IAS 39 was also adopted on January 1, 2001, there are no reconciling items between IAS and US GAAP related to hedge accounting when reporting net income.

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2001
--------------------------------------------------------------------------------


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

         This report contains forward-looking statements reflecting management's current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

         o    the risks associated with the management of our growth,

         o trends in the wireless communication and financial services markets,

         o trends in the growth of mobile commerce, mobile banking and internet business,

         o the effect of the adoption of competing technologies in our target markets,

         o    the profitability of our market expansion strategy,

         o our ability to develop and take advantage of new software and services,

         o our ability to develop and market new chip card technologies to meet market demands,

         o our ability to attract and maintain qualified executives and personnel,

         o the effect of future acquisitions and investments on our share price,

         o challenges to or loss of our intellectual property rights regarding our chip card technology,

         o    expected intense competition in our main markets,

         o trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the Securities and Exchange Commission

         You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Results of Operations

         Recent Developments

         On May 2, 2001, we announced that our results for the first quarter of 2001 fell short of our previous expectations. Our revenues in the first quarter of 2001 amounted to 294 million, an increase of 27% over revenues recorded in the first quarter of 2000, as compared to an expected increase of approximately 31-32%. The lower growth in revenues was concentrated in our telecommunications segment and is attributable to a decline in sales of wireless products and services due to lower demand for wireless products in Europe and the United States and a decline in prices of our wireless products as a result of an unfavorable shift in our product mix due to lower sales volumes of our high-capacity microprocessor chips, which are sold primarily in Europe and the United States. As a result of the lower growth in revenues during the first quarter of 2001, we recorded a significant decrease in operating income for the first quarter of 2001 compared to operating income for the first quarter of 2000, due to a decrease in gross margins of our wireless products resulting from unfavorable product mix and higher operating costs related to underutilized high-cost manufacturing capacity in Europe.

         On May 2, 2001, we also announced a plan to restructure our operations worldwide, as a result of which we expect to record an estimated 35 million charge in the second quarter of 2001. The restructuring includes the closure of our manufacturing facility in Seebach, Germany and a reallocation of our production requirements among our manufacturing and other facilities around the world. In addition, our restructuring includes changes to our business organization, particularly the combination of our financial services business with our e-business security business, in order to better integrate our resources and leverage technology trends, overlapping market requirements and partnerships.

         On June 6, 2001, we announced that we expect our results for the second quarter of 2001 will be lower than previously expected. We expect that our revenues for the second quarter will fall to approximately euro 265 million, a 4% decrease over revenues recorded in the second quarter of 2000, and that we will record an operating loss for the second quarter, excluding restructuring charges, of approximately euro 10 to 15 million. We further announced that we have reduced our expectations for growth in 2001, due to a slowdown in wireless subscriber growth, which results in lower SIM card demand and high inventory levels at wireless operators, and which may generate pressure on prices of wireless products and services in the second half of 2001.

         Following the announcement of the restructuring, the workers committee of Gemplus S.A., our French principal subsidiary, commenced an alert procedure under French labor law, and has decided to prepare a report on the facts upon which the alert procedure has been commenced, with the assistance of an independent auditing expert, which will be sent to the management and statutory auditors of Gemplus S.A., and which also may be sent to the Supervisory Board of Gemplus S.A. During the meeting held on June 22, 2001, the Supervisory Board of Gemplus S.A. decided to have an audit performed in order to verify the entire regularity of the measures taken by Gemplus S.A., in light of the questions raised by the workers committee with respect to certain aspects of the financial situation of the Gemplus group and the contemplated restructuring. In this context, Mr. Antonio Perez announced to the employees on June 13, 2001 that he made the decision to reduce his compensation. In addition, in a letter sent to the Supervisory Board of Gemplus S.A. and to the Board of our company, Mr. Marc Lassus indicated that, based on the current situation of the group, he considered that the senior management team of the group should be ready to take all actions, including a reduction of their options rights and compensation, in order to demonstrate their commitment and solidarity with the group, and that he was willing to do so.

         On June 25, 2001, we announced that we have reached an agreement with Kudelski S.A., pursuant to which we will sell SkiData A.G., our electronic access-control solutions business unit, to Kudelski S.A. for approximately euro140 million in cash and shares. We believe that the sale of SkiData will permit us to better focus our resources in our key growth areas, including telecommunications, financial services and e-business security.

         We have filed press releases that include our announcement of our results of operations for the first quarter of 2001, our announcement of our expectations for the second quarter and fiscal year 2001 and our announcement of our agreement with Kudelski, S.A. to sell SkiData A.G. on Forms 6-K with the Securities and Exchange Commission. See "Item 6. Exhibits and Reports on Form 6-K."

         Net Sales

         Net sales for the first quarter ended March 31, 2001 amounted to euro
293.6 million, a 27% increase compared with net sales of euro 231.7 million for the same period in 2000. Approximately 3% of this increase was due to the impact of currency exchange rate movements, as three of the four major non-euro currencies in which we recorded sales strengthened against the euro. The increase resulted primarily from the growth in the Telecommunications and Network Systems business segments. Net sales for the Telecommunications segment, which consisted of wireless SIM modules and the associated software and services, prepaid phone cards and scratch cards, grew 25% in the first quarter of 2001 compared to the same period a year ago, while the Network Systems segment, which consisted of other chip cards in financial services, internet business security, loyalty cards, security systems, healthcare ID systems and Skidata's access control systems, grew 46%. Net sales from telecommunications were 73% of the total in the first quarter of 2001, after standing at 74% in the first quarter of 2000.

          The following table shows the growth in our net sales between the three months ended March 31, 2001 and 2000 by market segment.

                                    Three months ended

                            -----------------------------------  --------------
                                         March 31,
                                   2001              2000        % change
                             ----------------   --------------    --------------
                                    (millions of euros)
Telecommunications......           213.3              170.6          25%
Network systems ........            51.7               35.5          46%
Other...................            28.6               25.6          12%
                                   ------            -------         ---
Total...................           293.6              231.7          27%
                                   ======             ======         ===

         Wireless products and services were responsible for most of the increase in the telecommunications segment net sales. We recorded net sales of wireless infrastructure products and services of euro 165.1 million in the first quarter of 2001, representing a increase of 24% as compared to the amount recorded in the first quarter of 2000, which was euro 133.7 million. The increase reflected primarily growth in volume, as we sold approximately 35% more units in the first quarter of 2001 compared with the same period a year ago. Although the economic slowdown in the wireless industry in the first quarter of 2001 has resulted in a softer than expected SIM card demand in Europe and in the United States of America, we realized a strong performance with this 24% growth on the wireless products and services.

         Phone card sales increased 22% in the first quarter of 2001 compared with the first quarter of 2000 due to a 13% increase in volume, principally in Asia and in our Europe, Middle East and Africa region, and an increase in average sales prices partially resulting from favorable currency exchange rates.

         The increase in network systems sales resulted primarily from growth in sales of financial services products, as well as growth in sales of internet business security products and loyalty chip cards. Financial services chip microprocessor card sales volumes increased by 58% in the first quarter of 2001 compared to the same period in 2000 and resulted in a strong performance in financial services in all geographical regions. In our other activities segment, the increase in revenues was related primarily to sales of smart cards for pay-television applications and to sales of magnetic-stripe bank cards. This segment continues to be a decreasing portion of the Company's activity, representing only 10% of the total revenue.

         Although our net sales grew in all geographical regions, the largest increase was in Asia, where net sales increased by 83% from the first quarter of 2000 to the first quarter of 2001. The following table breaks down our net sales among our three regions:

                                    Three months ended

                            -----------------------------------  --------------
                                         March 31,
                                   2001              2000        % change
                             ----------------   --------------    --------------
                                    (millions of euros)
Europe, Middle
East and Africa.......             156.5              143.8             9%
Asia..................              97.3               53.1            83%
Americas..............              39.8               34.9            14%
                                   ------            ------          -----
Total.................             293.6              231.7            27%
                                   ======            ======          =====

         The Europe, Middle East and Africa region represented 53% of our first quarter revenues in 2001, growing 9% from the same period in 2000. This modest level of growth reflected the softening of SIM card demand, principally in Europe. The increase in revenues resulted mainly from our financial services activity and internet business security products.

         The increase in Asia reflected primarily growth in wireless products sales throughout the region, and particularly in China, as growth of new wireless subscribers continued to remain strong in this region. In the Americas, the 14% increase in revenues resulted primarily from growth in the financial services sales. Latin America grew faster than the average.

         Gross profit

         Gross profit increased 20% from euro 83.0 million in the first quarter of 2000 to euro 99.9 million in the first quarter of 2001. Our gross margin decreased from 35.8% in the first quarter of 2000 to 34.0% in the first quarter of 2001.

         The increase in gross profit resulted from the strong growth in sales in the telecommunications market segment, where we typically record our highest margins. The following table breaks down our gross profit and gross margin by segment.

                                    Three months ended

                            -----------------------------------  --------------
                                         March 31,
                                   2001              2000        % change
                             ----------------   --------------    --------------
                                    (millions of euros)

Telecommunications ....              84.4          70.8              19%
   Gross margin .......              39.6%         41.5%
Network systems........              13.7          10.6              29%
   Gross margin .......              26.4%         29.9%
Other .................               1.8           1.6              13%
   Gross margin .......               6.2%          6.2%
Total..................              99.9          83.0              20%
                                     =====         ====
Total gross margin.....              34.0%         35.8%

         The decline in telecommunications gross margin was due primarily to a decrease in wireless margins, which resulted from an unfavorable shift in product mix to lower-priced products and adverse manufacturing variances. The shift to lower-priced products was due to delays in the planned migration of many of our customers to high-end wireless identification modules. Adverse manufacturing variances resulted from manufacturing overcapacity, primarily in the European based factories.

         In network systems, gross margins decreased as a result of a shift in product mix to products in Skidata's access control systems that generate lower margins, as well as increased costs resulting from the expansion of our professional services capacity.

         In our other activities, despite overcapacity in plastic bank cards, our gross margin remained stable

         Operating income

         We recorded an operating loss of euro 10.2 million in the first quarter of 2001, compared to operating income of euro 11.9 million in the first quarter of 2000. Excluding goodwill amortization, operating expenses increased by 48% from euro 69.4 million during the first quarter of 2000 to euro 102.4 million during the first quarter of 2001 as a result of the expansion of our operating structure during 2000. We do not expect this trend to continue during 2001 as a result of stringent hiring controls established in December 2000.

         Research and development expenses increased by 67% from euro 17.8 million in the first quarter of 2000 to euro 29.7 million in the first quarter of 2001, principally due to the hiring of new software engineers during 2000.

         Selling and marketing expenses increased by 33% from euro 34.4 million in the first quarter of 2000 to euro 45.7 million in the first quarter of 2001, reflecting primarily an increase in marketing efforts to promote new products, as well as the expansion of our worldwide sales and marketing organization.

         General and administrative expenses increased by 58% from euro 17.2 million in the first quarter of 2000 to euro 27.0 million in the first quarter of 2001, reflecting an increase in personnel expenses.

         Goodwill amortization

         Goodwill amortization amounted to euro 7.7 million in the first quarter of 2001, compared to euro 1.6 million in the first quarter of 2000, as a result of acquisitions completed during 2000, particularly the acquisitions of Celocom Limited and SLP InfoWare S.A. completed during the last quarter of 2000. In addition, goodwill amortization recorded in the first quarter of 2001 included a one-time euro 1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard as a result of Softcard's decision to cease its operations.

         Net interest expense

         We recorded net interest income of euro 8.4 million in the first quarter of 2001, compared to net interest expense of euro 0.4 million in the first quarter of 2000. Interest income recorded in the first quarter of 2001 increased significantly primarily due to substantive equity investments by the Texas Pacific Group in February and May 2000, the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital injections from the exercise of warrants and stock options by our shareholders and employees.

         Other income and expense, net

         We recorded net other expense of euro 5.2 million in the first quarter of 2001, compared to net other income of euro 8.9 million in the first quarter of 2000. Net other income in the first quarter of 2000 was primarily attributable to gains on investments, which were partially offset by minority interests. Net other expense in the first quarter of 2001 consisted of minority interests and foreign exchange losses.

         Income tax

         Income tax expense amounted to euro 0.1 million in the first quarter of 2001, compared to income tax expense of euro 5.9 million incurred in the first quarter of 2000. The decrease in income tax expense resulted from , as a result of the operating loss recorded in the first quarter of 2001. Our effective tax rate was approximately 24% in the first quarter of 2001, compared to 26.8% in the first quarter of 2000.

         Net income (loss)

         We recorded a net loss of euro 7.2 million in the first quarter of 2001, or euro 0.01 per diluted share, compared to net income of euro 14.5 million in the first quarter of 2000, or euro 0.04 per diluted share.

Liquidity and Capital Resources

         Our financial position remained strong in the first quarter of 2001. Cash and cash equivalents were euro 504.9 million at March 31, 2001 as compared to euro 636.3 million at December 31, 2000. During the first quarter of 2001, we used cash to fund payments on accounts payable, inventories, purchases of property, plant and equipment and investments.

         Operating activities used euro 48.9 million of cash during the first quarter of 2001, compared to euro 11.1 million of cash generated by operating activities during the first quarter of 2000. The decrease in cash from operating activities in the first quarter of 2001 was principally attributable to the decrease of our operating income and to increased working capital needs primarily resulting from payments on accounts payables, a rise in inventories and an increase in the average number of days our accounts receivables are outstanding. The increase in inventories resulted from material deliveries on orders placed during 2000 in anticipation of higher first quarter sales volume, which did not materialize to the extent we had anticipated. The increase in the average number of days our accounts receivable remain outstanding resulted from a significant shift in our geographical mix of business, with an increased proportion of sales in countries where payment terms are longer, and from the timing of shipments in the first quarter of 2001, a substantial portion of which were made in March 2001.

         Net cash used in investing activities in the first quarter of 2001 was euro 64.5 million, compared to euro22.8 million in the first quarter of 2000. The increase was due principally to increased capital expenditures and investments made by GemVentures, our wholly-owned venture capital subsidiary, primarily in two technology companies in the wireless communications market. In addition, in March 2001, we made a euro 14 million loan to Mr. Antonio Perez, our Chief Executive Officer, to complement the loans already granted to him during 2000 to allow him to exercise stock options granted to him as part of his employment compensation agreement and to cover any resulting personal tax expenses. In the first quarter of 2000, we also recorded cash inflows from the sales of shares in various technology companies. Capital expenditures during the first quarter of 2001 were made primarily to acquire property, plant and equipment to expand our facilities, principally in Asia. Capital expenditures were euro 40.3 million in the first quarter of 2001, as compared to euro 16.2 million in the first quarter of 2000.

         Financing activities used euro 5.2 million of cash during the first quarter of 2001, compared to euro353.7 million of positive cash flow generated by our financing activities during the first quarter of 2000. The 2000 figure was primarily the result of an investment in our ordinary shares of euro 317.7 million made by Texas Pacific Group in February 2000. Negative cash flow from financing activities during the first quarter of 2001 was mainly attributable to expenses incurred in connection with sales of equity securities to Texas Pacific Group in 2000 and with respect to the initial public offering in December 2000.

         We entered into a euro 150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate, of which euro 52.5 million matured unused in July 2000. As of March 31, 2001, we had not drawn any amounts under the remaining euro 97.5 million revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdowns under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At March 31, 2001, cash and cash equivalents amounted to euro
504.9 million.

Item 3. Qualitative Disclosures About Market Risk

         We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

         Our policy is to hedge our market risk exposures. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee and/or our Executive Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Moreover, our hedging operations are reported periodically to management and the Audit Committee. Derivative instruments are used for hedging purposes only.

         Foreign exchange risk

         We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than the euro for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

         The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into local currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

         In addition, because we have subsidiaries located outside of the euro-zone, the euro-denominated value of our equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation. We do not hedge our equity exposure arising from our foreign net investments.

         Interest rate risk

         We are not materially exposed to interest rates fluctuations. Our indebtedness has been significantly reduced with the proceeds of our capital increases and we have few fixed rate borrowings. Cash and cash equivalents are invested in money market accounts that pay interest at a floating rate. Debts and cash are mostly denominated in euros. As of March 31, 2001, we have not entered into any interest rate risk hedging transactions.

         Equity risk in minority investments

         We have several minority equity investments in publicly traded companies. The book value of our minority equity investments as of March 31, 2001 was euro 172 thousand. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.

Part II -Other Information

Item 1.  Legal proceedings

Not applicable

Item 2.  Changes in securities

In February 2001, the Company issued 4,377,900 shares following the contribution of 87,558 shares of Gemplus S.A. held by employees.

As part of the purchase price consideration related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of euro 25,151 thousand.

As part of the purchase price consideration related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of euro 2,177 thousand.

Item 3.  Default upon senior securities

Not applicable

Item 4.  Submission of Matters to a Vote of Security Holders

Not applicable

Item 5.  Other Information

Further information about the Company can be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2001.

Item 6.  Exhibits and reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Reports on Form 6-K:

A report on Form 6-K was filed in April 2001 reporting the Company's press release dated April 4, 2001 on its results of operations for the first quarter results for 2001.

A report on Form 6-K was filed in April 2001 containing the materials mailed to shareholders in anticipation of the annual meeting to be held on April 18, 2001and the Company's 2000 annual report.

A report on Form 6-K was filed in May 2001 reporting the Company's press release dated May 2, 2001 on its financial results for the first quarter results for 2001.

A report on Form 6-K was filed in June 2001 reporting the Company's press release dated June 6, 2001 on its financial results for the first quarter results for 2001.

A report on Form 6-K was filed in June 2001 reporting the Company's press release dated June 25, 2001 on its sale of SkiData A.G., the Company's electronic access-control solutions business unit.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           GEMPLUS INTERNATIONAL S.A.

Date:  July 5, 2001


                               By: /s/ Steven Gomo
                                  -------------------------------------------
                                  Name:   Steven Gomo
                                  Title:  Executive Vice President and Chief
                                          Financial Officer